Exhibit 99.2

Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General

Meeting of Shareholders on July 14, 2026 at 11:00 a.m., Beijing Time

(11:00 p.m. on July 13, 2026, Eastern Time)

The undersigned hereby appoints Mr. Haicheng Xu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Decent Holding Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” the resolutions in Items 1, 2, 3, 4 and 5.

Item 1	RESOLVED, as an ordinary resolution, to approve an increase of the authorised share capital of the Company from US$50,000 divided into 19,800,000 Class A Ordinary Shares of a par value of US$0.0025 each and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$2,500,000 divided into 900,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, by the creation of an additional 880,200,000 Class A Ordinary Shares and an additional 99,800,000 Class B Ordinary Shares, each of a par value of US$0.0025 each (the “Share Capital Change”), and to authorize the board of directors of the Company to take all actions and execute all documents necessary or desirable to give effect to the Share Capital Change.

☐ For	☐ Against	☐ Abstain

Item 2	RESOLVED, as an ordinary resolution, to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than 1-for-10 and not more than 1-for-250, with the exact ratio and effective time of each to be determined by the board of directors in its sole discretion at any time prior to the one-year anniversary of the Meeting, and to authorize the board of directors to settle fractional entitlements and to take all actions and make all filings necessary or desirable to give effect to and implement such share consolidations (the “Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Item 3	RESOLVED, as a special resolution, subject to and conditional upon the passing of Item 1, to amend and restate the currently effective Third Amended and Restated Memorandum and Articles of Association of the Company by their deletion in their entirety and the substitution in their place with a Fourth Amended and Restated Memorandum and Articles of Association reflecting the Share Capital Change, and to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions and the Fourth Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in the Cayman Islands and to take all further actions necessary or advisable to carry out the intent of these resolutions.

☐ For	☐ Against	☐ Abstain

Item 4	RESOLVED, as a special resolution, subject to and conditional upon the passing of Item 2, to approve the adoption of an amended and restated memorandum and articles of association upon the effectiveness of each share consolidation approved under Item 2, solely to reflect such share consolidation, in substitution for the memorandum and articles of association in effect immediately prior to such share consolidation.

☐ For	☐ Against	☐ Abstain

Item 5	RESOLVED, as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the resolutions described above (the “Adjournment Proposal”).

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:_____________________________________ , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).

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